ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

Michael G. Doherty

T +1 212 497 3612

michael.doherty@ropesgray.com

October 5, 2022

VIA EDGAR

Ms. Lisa Larkin

Mr. Jason P. Fox

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Carlyle AlpInvest Private Markets Fund (the “Fund”)

(File Nos. 333-264983, 811-23805)

Dear Ms. Larkin and Mr. Fox:

Thank you for your oral comments provided on August 8, 2022 and for the further conversations with Ms. Larkin on August 15, 2022, August 17, 2022 and October 4, 2022, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (“Amendment No. 1”), filed with the Commission on July 13, 2022, and the Fund’s accompanying comment response letter (the “Initial Letter”), and for your written comments provided on August 25, 2022 and for the conversation with Mr. Fox on September 13, 2022, relating to the staff’s review of the Seed Fund’s audited financial statements (the “Seed Fund Financials”).

The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. With respect to the staff’s review of Amendment No. 1 and the Initial Letter, applicable changes will be reflected in Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (“Amendment No. 2”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of Amendment No. 1. The Fund has included references to page numbers to Amendment No. 2 for applicable responsive disclosure, and any comment references noted herein are to the Initial Letter. Capitalized terms not otherwise defined herein have the meanings set forth in Amendment No. 2.

* * *

Comments Relating to the Seed Fund Financials

1.	Comment: On page 5, Statement of Assets, Liabilities and Partners’ Capital, please provide a “Commitments and contingencies” line item under total liabilities with a reference to note 11.

Response: The Fund acknowledges the staff’s comment and will provide the requested disclosure in future filings.

2.	Comment: On page 9, Schedule of Investments, where applicable, please disclose the number of shares/units/interest of each investment held.

Response: The Fund acknowledges the staff’s comment and will provide the requested disclosure with respect to investments for which such disclosure is applicable in future filings.

3.	Comment: On page 9, Schedule of Investments, please indicate by an appropriate symbol each issue of securities that is non-income producing.

Response: The Fund acknowledges the staff’s comment and confirms that in future filings the Fund will indicate by an appropriate symbol each issue that is non-income producing.

4.	Comment: On page 10, Schedule of Investments, please move the aggregate cost of each restricted investment from the notes to a column next to fair value in the Schedule of Investments.

Response: The Fund acknowledges the staff’s comment and respectfully submits that the disclosure is consistent with current market convention. The Fund will continue to monitor for ongoing or evolving market developments relating to the aforementioned disclosure.

5.

Comment: On page 10, Schedule of Investments, with respect to footnote 4 to the Schedule of Investments, please confirm that all required disclosures for restricted securities per Regulation S-X 12-12(8) are provided.

Response: The Fund so confirms.

6.

Comment: On page 13, Notes to the Financial Statements, Note 3. Fair Value Measurement, please confirm that all disclosures required by ASC 820-10-50-6A for investments measured using NAV as a practical expedient have been provided.

Response: The Fund so confirms.

7.

Comment: On page 13, Notes to the Financial Statements, Note 3. Fair Value Measurement, please provide quantitative information, including the range and weighted average, about the significant unobservable inputs used in the fair value measurement of Level 3 securities as required by ASC 820-10-50-2(bbb).

Response: The Fund acknowledges the staff’s comment and will provide the requested disclosure in future filings.

Comments Relating to Amendment No. 1 and the Initial Letter

8.

Comment: The staff notes that the description of the Fund’s 80% policy in Amendment No. 1 includes private debt. It is the staff’s position that the use of “private equity” in the Fund’s name excludes debt investments from the Fund’s 80% policy. Please align the Fund’s name with the Fund’s 80% policy. If the Fund determines not to change its name, please explain how the Fund will comply with its 80% policy.

Response: In light of the staff’s comment, the Fund has changed its name to “Carlyle AlpInvest Private Markets Fund” and revised its 80% policy (see, e.g., front cover page).

9.	Comment: Please confirm that unfunded commitments do not count towards the Fund’s 80% policy as set forth in Amendment No. 1.

Response: As noted above, the Fund has changed its name and revised its 80% policy. As such, unfunded commitments will not count towards the Fund’s 80% policy.

10.

Comment: The second paragraph on page 101 of Amendment No. 1 states that the Fund may reduce or waive the investment minimum for “(i) current and former Trustees and officers of the Fund, (ii) officers and employees of the Adviser and its affiliates, and (iii) their families (e.g., spouse, children and parents of such persons).” (Emphasis added.) The staff notes that the underlined/bolded disclosure does not align with the staff’s position regarding permissible waivers of the Fund’s investment minimum. Please reconsider the scope of this reduction/waiver of the Fund’s investment minimum.

Response: The Fund has considered the staff’s comment and revised the scope of the Fund’s ability to reduce or waive the Fund’s investment minimum (see page 102).

11.

Comment: The last sentence of the penultimate paragraph under “Investment Objective, Opportunities and Strategies—Investment Objective” states: “For purposes of determining compliance with investment restriction (7) above related to concentration of investments, Underlying Funds are not considered part of any industry or group of industries, and the Fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more Underlying Funds.” (Emphasis added.) Please revise the bolded/underlined language so that it is clear the Fund will consider the concentration of the Underlying Funds when determining compliance with its fundamental concentration policy.

Response: The requested change has been made by deleting the underlined/bolded language adding the following sentence (see page 30):

The Fund will consider the then-existing concentration of Underlying Funds, to the extent they are known to the Fund, when making investments.

12.

Comment: Please confirm whether there will be an investment advisory agreement between the Subsidiary and the Adviser and whether such an agreement will be filed as an exhibit to the registration statement.

Response: The Subsidiary is currently not expected to enter into a separate investment advisory agreement with the Adviser. If the Subsidiary enters into such an agreement in the future, the Fund confirms that the agreement will be filed as an exhibit to the Fund’s registration statement.

13.	Comment: Regarding the second bullet point of previous comment #19,[1] please identify for the staff where this disclosure is in the filing.

Response: The requested disclosure has been added to pages 1 and 36.

14.

Comment: Please confirm that there is no reset provision in the calculation of the Investment Management Fee and that the Fund would include a second example (to show expenses assuming returns were comprised entirely of capital gains) in its future filings should circumstances change such that the two examples would not be identical.

Response: The Fund so confirms.

15.	Comment: The staff notes the Fund’s response to previous comment #51.[2] The staff repeats previous comment #51.

Response: The requested disclosure has been added (see pages 72).

16.	Comment: Regarding previous comment #56, please confirm when the Fund will be amending its Declaration of Trust consistent with the staff’s comment.

Response: The Board approved an amendment to the Declaration of Trust, reflecting the new Fund name and the proposed changes set forth in the Initial Letter, at a meeting held on August 30, 2022.

* * *

We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (212) 497-3612.

Very truly yours,

/s/ Michael G. Doherty
Michael G. Doherty, Esq.

cc:	Cameron Fairall, AlpInvest Private Equity Investment Management, LLC

Gregory C. Davis, Ropes & Gray LLP

Michelle Huynh, Ropes & Gray LLP

[1]

The second bullet point of previous comment #19 stated: Please disclose that the Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. Also, if the Fund invests through majority-owned subsidiaries, please disclose that the Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities that are majority-owned by the Fund.

[2]	Previous comment #51 stated: Please include a graphic depicting the incentive fee, plus examples demonstrating its operation.